Exhibit 21.1

Subsidiaries of Indalex Holdings Finance, Inc.	Jurisdiction of Incorporation
Indalex Holding Corp.	Delaware
Indalex Inc.	Delaware
Dolton Aluminum Company, Inc.	Wisconsin
Caradon Lebanon Inc.	Tennessee
Indalex Limited	Canada
Indalex UK Limited	England
Indalex Holdings (B.C.) Ltd.	British Columbia
Novar Inc.	Canada
6326765 Canada Inc.	Canada
Asia Aluminum Group Ltd. (25% ownership)	British Virgin Islands